September 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C.  20549

Attn: Jonathan Burr

Re:	Starboard Value Acquisition Corp.
Registration Statement on Form S-1
Filed August 18, 2020, as amended
File No. 333-248094

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Starboard Value Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:30 p.m. Washington D.C. time on September 9, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 613 copies of the Preliminary Prospectus dated September 8, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC, as Representative of the Several Underwriters

By:	/s/ Thomas Schadewald
	Name:	Thomas Schadewald
	Title:	Director

By:	/s/ Robert C. Gerbo
	Name:	Robert C. Gerbo
	Title:	Associate Director